UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPAR Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

784933103

(CUSIP Number)

Benjamin D. Hudson

Highwire Capital, LLC

717 N. Harwood Street, Suite 2400

Dallas, Texas 75201

(214) 683-4373

Copy to:

Kenn Webb

Ferguson Braswell Fraser Kubasta PC

2500 Dallas Parkway, Suite 600

Plano, Texas 75093

(972) 378-9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103

1.	Name of Reporting Person: Robert Anthony Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,747,337

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,747,337
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (1) 20.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Beneficial ownership of the shares of Common Stock (as defined herein) is being reported hereunder solely because Highwire Capital, LLC (“Highwire”) has entered into a Voting Agreement (as defined herein) with a holder of outstanding shares of Common Stock as described in this Schedule 13D, and therefore may be deemed to beneficially own the shares beneficially owned by such counterparty; and the Reporting Person indicated above, as a Managing Partner of Highwire, may be deemed to indirectly beneficially own such shares based on his ability to direct Highwire’s voting of the shares. Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The number of shares shown as beneficially owned includes 4,709,837 shares of Common Stock owned by the counterparty to the Voting Agreement and 37,500 shares subject to stock options exercisable by such counterparty within 60 days. The Reporting Person does not directly own any shares of Common Stock. The beneficial ownership percentage is calculated pursuant to Exchange Act Rule 13d-3(d)(i) based on 23,446,186 shares of Common Stock outstanding as of August 30, 2024, as set forth in the Merger Agreement referred to in this Schedule 13D.

CUSIP No. 784933103

1.	Name of Reporting Person: Benjamin David Hudson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,747,337

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,747,337
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (1) 20.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Beneficial ownership of the shares of Common Stock (as defined herein) is being reported hereunder solely because Highwire has entered into a Voting Agreement (as defined herein) with a holder of outstanding shares of Common Stock as described in this Schedule 13D, and therefore may be deemed to beneficially own the shares beneficially owned by such counterparty; and the Reporting Person indicated above, as a Managing Partner of Highwire, may be deemed to indirectly beneficially own such shares based on his ability to direct Highwire’s voting of the shares. Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The number of shares shown as beneficially owned includes 4,709,837 shares of Common Stock owned by the counterparty to the Voting Agreement and 37,500 shares subject to stock options exercisable by such counterparty within 60 days. The Reporting Person does not directly own any shares of Common Stock. The beneficial ownership percentage is calculated pursuant to Exchange Act Rule 13d-3(d)(i) based on 23,446,186 shares of Common Stock outstanding as of August 30, 2024, as set forth in the Merger Agreement referred to in this Schedule 13D.

CUSIP No. 784933103

1.	Name of Reporting Person: Highwire Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,747,337

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,747,337
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (1) 20.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Beneficial ownership of the shares of Common Stock (as defined herein) is being reported hereunder solely because the Reporting Person indicated above entered into a Voting Agreement (as defined herein) with a holder of outstanding shares of Common Stock as described in this Schedule 13D, and therefore may be deemed to beneficially own the shares beneficially owned by such counterparty. Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The number of shares shown as beneficially owned includes 4,709,837 shares of Common Stock owned by the counterparty to the Voting Agreement and 37,500 shares subject to stock options exercisable by such counterparty within 60 days. The Reporting Person does not directly own any shares of Common Stock. The beneficial ownership percentage is calculated pursuant to Exchange Act Rule 13d-3(d)(i) based on 23,446,186 shares of Common Stock outstanding as of August 30, 2024, as set forth in the Merger Agreement referred to in this Schedule 13D.

CUSIP No. 784933103

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 1910 Opdyke Court, Auburn Hills, Michigan 48326.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by (i) Robert Anthony Wilson (“Wilson”); (ii) Benjamin David Hudson (“Hudson”); and (iii) Highwire Capital, LLC, a Texas limited liability company (“Highwire”). Wilson, Hudson and Highwire are referred to collectively as the “Reporting Persons”.

(b)	The principal address of each Reporting Person is 717 N. Harwood Street, Suite 2400, Dallas, Texas 75201.

(c)	Wilson’s principal occupation is serving as Managing Partner and Chief Executive Officer of Highwire. Hudson’s principal occupation is serving as Managing Partner and Chief Financial Officer of Highwire. Highwire is a private equity firm whose principal business is to acquire and merge innovative technologies with traditional operating businesses in the middle market.

(d)	During the last five years, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Wilson and Hudson are citizens of the United States of America. Highwire is a limited liability company organized and existing under the laws of the State of Texas.

Certain information regarding the Managers and executive officers of Highwire is set forth on Schedule A attached hereto. For information required by Instruction C to Schedule 13D with respect to such persons, reference is made to Schedule A, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

The Voting Agreement (as defined below) was entered into between Highwire and the Stockholder (as defined below) as an inducement to Highwire’s willingness to enter into the Merger Agreement (as defined below and described in Item 4 of this Schedule 13D). The shares of Common Stock to which this Schedule 13D relates consist solely of the shares subject to the Voting Agreement, which have not been purchased by the Reporting Persons, and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is an exhibit to this Schedule 13D.

Item 4.	Purpose of Transaction

The purpose of the Merger (as defined below) is for Highwire, through its wholly owned subsidiary, Highwire Merger Co. I, Inc., a Delaware Issuer (“Merger Sub”), to acquire control of, and the entire equity interest in, the Issuer. The purpose of the Voting Agreement is to facilitate the Merger by securing the agreement of the Stockholder to vote the shares of Common Stock owned by him in favor of the Merger subject to the terms and conditions of the Voting Agreement, as described below.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Highwire entered into a Voting Agreement and Irrevocable Proxy dated August 30, 2024 (the “Voting Agreement”), with William H. Bartels, a stockholder of the Issuer and a member of its Board of Directors (the “Stockholder”), pursuant to which the Stockholder, in his capacity as a stockholder of the Issuer, agreed, among other things, (i) to vote, and he granted an irrevocable proxy to Highwire to vote, the shares of Common Stock that he owns as of the date of the Voting Agreement and any shares of Common Stock he may thereafter acquire, in favor of the Merger and against the approval of any alternative Takeover Proposal or Company Acquisition Agreement (as such terms are defined in the Merger Agreement) and (ii) not to sell or transfer any of such shares, until the termination of the Voting Agreement. The Voting Agreement terminates upon the earliest to occur of (i) the effective date of the Merger, (ii) the termination of the Merger Agreement, (iii) a date and time designated by Highwire in a written notice to the Stockholder, and (iv) November 8, 2024. As of the date of the Voting Agreement, the Stockholder owns 4,709,837 shares of Common Stock. He also holds options to purchase 50,000 shares of Common Stock, including the right to purchase 37,500 of such shares within 60 days of the date hereof. The Issuer’s Board of Directors approved the entry into the Voting Agreement by Highwire and the Stockholder.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is an exhibit to this Schedule 13D.

Merger Agreement

On August 30, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Highwire and Merger Sub. The Merger Agreement provides, among other things and subject to the approval of the Issuer’s stockholders and other terms and conditions set forth therein, that Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Highwire (the “Merger”). At the Effective Time (as defined in the Merger Agreement), by virtue of the Merger, and without any other action on the part of Highwire, Merger Sub, the Issuer or any holder of any securities of the Issuer:

●	each share of Common Stock issued and outstanding immediately prior to the Effective Time (each a “Share” and collectively, the “Shares”), other than Shares to be cancelled pursuant to Section 2.01(a) of the Merger Agreement and the Dissenting Shares (as defined in the Merger Agreement), shall be converted automatically into the right to receive $2.50 per Share in cash, without interest, subject to any withholding of taxes required by applicable law (the “Merger Consideration”);

●	each option to acquire Shares (each, an “Issuer Option”), whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of the holder thereof, canceled and be converted into the right to receive an amount equal to the number of Shares underlying the Issuer Option multiplied by the difference between the Merger Consideration and the exercise price for the option, less any taxes required to be withheld with respect to such Issuer Option;

●	each restricted stock unit granted with respect to the Shares (the “Issuer RSUs”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and shall be canceled and converted automatically into the right to receive an amount equal to the number of Shares underlying the Issuer RSU multiplied by the Merger Consideration, less any taxes required to be withheld with respect to such Issuer RSU; and

●	each outstanding phantom stock unit of the Issuer (“Issuer Phantom Stock Units”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and shall be canceled and converted automatically into the right to receive an amount equal to the number of Shares underlying the Issuer Phantom Stock Unit multiplied by the Merger Consideration, less any taxes required to be withheld with respect to such Issuer Phantom Stock Unit.

The Board of Directors of the Issuer (the “Issuer Board”), acting on the recommendation of a special committee consisting solely of independent, disinterested directors, has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of the Issuer and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that the Merger Agreement, including the Merger, be submitted to the stockholders of the Issuer for its adoption and approval, and (iv) resolved to recommend that the Issuer’s stockholders vote to adopt and approve the Merger Agreement, including the Merger.

Assuming the satisfaction of the conditions set forth in the Merger Agreement and briefly discussed below, the Reporting Persons expect the Merger to close in the fourth quarter of 2024. The Issuer has agreed that, promptly after the execution of the Merger Agreement and in any event no later than 30 days after the execution of the Merger Agreement, to prepare and file a proxy statement with the Securities and Exchange Commission (the “SEC”) whereby the Issuer will ask the stockholders of the Issuer to vote on the adoption and approval of the Merger Agreement at a special stockholder meeting that will be held on a date, and at the time and place, to be announced when finalized.

The closing of the Merger is subject to various closing conditions, including (i) adoption and approval of the Merger Agreement, including the Merger, by holders of a majority of the Shares then outstanding (the “Issuer Stockholder Approval”), (ii) regulatory approvals (the parties expect none to be required), (iii) the consummation of the Merger shall not be enjoined, restrained or prohibited by any law, legal action or order, (iv) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) since the execution of the Merger Agreement, and (v) the accuracy of the representations and warranties contained in the Merger Agreement, subject to customary materiality qualifications, and compliance with the covenants and agreements contained in the Merger Agreement. The closing of the Merger is not subject to a financing condition.

Highwire has obtained a debt financing commitment, the proceeds of which will be sufficient for Highwire to consummate the transactions contemplated by the Merger Agreement. Funds managed by CAP Services, LLC d/b/a Capital Platform (“Capital Platform”) have committed to provide up to $115.0 million of senior secured credit facilities on the terms and subject to the conditions set forth in a commitment letter dated August 22, 2024 (the “Debt Commitment Letter”). The obligations of Capital Platform to provide debt financing under the Debt Commitment Letter are subject to a number of customary conditions.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Issuer to conduct its business and operations in all material respects in the ordinary course of business consistent with past practice between the date of the Merger Agreement and the closing of the Merger, not to engage in certain material transactions during such period, to convene and hold a special meeting of its stockholders for the purpose of obtaining the Issuer Stockholder Approval, to use commercially reasonable efforts to cooperate with Highwire in connection with the debt financing for the transactions contemplated by the Merger Agreement, to use reasonable best efforts to obtain approval of the transactions contemplated by the Merger Agreement by any governmental entity, subject to certain customary exceptions, for the Issuer Board to recommend that the stockholders adopt the Merger Agreement, including the Merger, to reasonably cooperate with Highwire and use its reasonable best efforts to enable the delisting of the Common Stock from the Nasdaq Stock Market and the deregistration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to have balance sheet cash of not less than $14,200,000 as of the Closing Date after (i) giving effect to the payment of all expenses incurred by the Issuer and obligations of the surviving corporation in connection with the Merger Agreement and the Merger and other transactions contemplated thereby (including, but not limited to, the payments that the surviving corporation is required to make in respect of all Issuer Options and Issuer Phantom Stock Units), and (ii) including all amounts expected to be received by the Issuer in connection with the disposition of any of the Issuer’s entities. The Merger Agreement also contains customary representations, warranties and covenants of Highwire and Merger Sub, including a covenant that Highwire use its commercially reasonable efforts to consummate the debt financing.

The Merger Agreement provides that, during the period commencing with the execution and delivery of the Merger Agreement, the Issuer may not (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage or facilitate any Takeover Proposal (as defined in the Merger Agreement ) or any proposal that could reasonably be expected to lead to a Takeover Proposal; (ii) continue, conduct, or engage in any discussions or negotiations with any third party, disclose any non-public information relating to the Company to any third party, afford access to the business, properties, assets, books, or records of the Company to any third party, in any such case where such action is intended to or could reasonably be expected to induce, assist, participate in, or knowingly facilitate or encourage any effort by, any third party (or its potential sources of financing) that is contemplating or seeking to make, or has made, any Takeover Proposal; (iii) except where a failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Issuer Board, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Issuer; (iv) approve, endorse or recommend any Takeover Proposal; (v) approve any transaction under, or any third party other than Highwire and Merger Sub becoming an “interested stockholder” under, Section 203 of the Delaware General Issuer Law; (vi) enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract (as defined in the Merger Agreement) contemplating or relating to any Takeover Proposal; or (vii) approve, authorize, agree, or publicly announce any intention to do any of the foregoing.

However, if at any time following the date of the Merger Agreement and prior to the receipt of the Issuer Stockholder Approval, (i) the Issuer receives a bona fide written Takeover Proposal from a third party, (ii) the Issuer has not breached the non-solicitation provision of the Merger Agreement with respect to such Takeover Proposal and (iii) the Issuer Board determines in good faith that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and that it is required to take such action consistent with its fiduciary duties, then the Issuer may (A) participate or engage in negotiations or discussions with such third party and (B) furnish to such third party non-public information relating to the Issuer, or afford to such third party access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Issuer (subject to entry into an acceptable confidentiality agreement with such third party and other customary notice and information obligations to Highwire).

Prior to obtaining the Issuer Stockholder Approval, the Issuer Board may effect a Company Adverse Recommendation Change (as defined in the Merger Agreement) and/or terminate the Merger Agreement if the Issuer has received a bona fide written Takeover Proposal that the Issuer Board determines in good faith, after consultation with and advice from its financial advisor and outside counsel, constitutes, or could reasonably be expected to lead to, a Superior Proposal. The Issuer shall not be entitled to effect a Company Adverse Recommendation Change or terminate the Merger Agreement unless (i) the Issuer provided at least five business days’ prior written notice to Highwire of the Issuer’s intention to take such action, (ii) the Issuer specifies the identity of the party making the Takeover Proposal and the material terms and conditions thereof in such notice and includes an unredacted copy of the Takeover Proposal, and (iii) the Issuer negotiates with Highwire in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if requested by Highwire and Highwire, in its discretion, proposes to make such adjustments and (iv) the Issuer Board determines in good faith, after consulting with its financial advisors and outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal (after taking into account any adjustments made by Highwire) and that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Similarly, prior to obtaining the Issuer Stockholder Approval, the Issuer Board may effect a Company Adverse Recommendation Change if (i) the Issuer Board determines in good faith, after consultation with and advice from its financial advisor and outside counsel, that an Intervening Event (as defined in the Merger Agreement) has occurred and is continuing, and (ii) the failure to effect a Company Adverse Recommendation Change in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Issuer. Notwithstanding the foregoing, the Issuer Board may not effect a Company Adverse Recommendation Change unless (A) the Issuer provides at least five business days’ prior written notice to Highwire of the material information and facts relating to such Intervening Event, and that the Issuer Board intends to hold a meeting to consider and determine whether to make a Company Adverse Recommendation Change in response to such Intervening Event, (B) the Issuer negotiates with Highwire in good faith to make such adjustments in the terms and conditions of the Merger Agreement as would obviate the need for the Company Adverse Recommendation Change, if requested by Highwire, and (C) at the end of the five business day period, the Issuer Board, after consulting with its financial advisors and outside legal counsel and taking into account any adjustments offered by Highwire to the terms and conditions of the Merger Agreement, makes a determination that the failure of the Issuer Board to make such Company Adverse Recommendation Change in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Issuer under applicable law. However, each time any material amendment, modification or change to the Intervening Event occurs (whether before or after the Issuer Board makes such a determination), the Issuer shall notify Highwire, which shall commence a new five business day negotiation period as set forth in the preceding sentence.

The Merger Agreement contains certain termination rights for both the Issuer and Highwire. The Merger Agreement may be terminated by (i) mutual written consent of both parties prior to the Effective Time; (ii) by either the Issuer or Highwire if the Merger is not consummated on or before May 30, 2025 (the “End Date”); (iii) by either Issuer or Highwire at any time prior to the Effective Time if any governmental entity issues an order or law prohibiting the consummation of the Merger or the transactions contemplated by the Merger Agreement, and such order or law becomes final and nonappealable; (iv) by either the Issuer or Highwire if the Issuer Stockholder Approval is not obtained upon a vote taken at the Company Stockholders Meeting (as defined in the Merger Agreement); (v) by Highwire if (A) a Company Adverse Recommendation Change shall have occurred or the Issuer shall have approved or adopted, or recommended the approval or adoption of, any Company Acquisition Agreement (as defined in the Merger Agreement) and (B) the Issuer shall have entered into a definitive agreement relating to a Takeover Proposal; (vi) by Highwire if the Issuer breaches any of its covenants and such breach is continuing and incapable of being cured by the End Date or the Issuer fails to cure within 30 business days after notice is given by Highwire; (vii) by Highwire if the Issuer breaches the Merger Agreement such that the closing conditions would not be satisfied, Highwire delivered a notice of such breach to the Issuer and such breach is continuing and incapable of being cured by the End Date or the Issuer fails to cure within 30 business days; (viii) by Highwire if there has been a Company Material Adverse Effect; (ix) by the Issuer if the Issuer Board determines to accept a Superior Proposal and enter into a Company Acquisition Agreement prior to the receipt of the Issuer Stockholder Approval at the Company Stockholders Meeting; (x) by the Issuer if Highwire or Merger Sub breaches the Merger Agreement such that the closing conditions would not be satisfied, the Issuer delivered notice of such breach or failure to perform and such breach or failure to perform is not capable of cure prior to the End Date or Highwire fails to cure within 30 business days and (xi) by the Issuer if, after all closing conditions are satisfied, Highwire fails to close within five business days following written confirmation from the Issuer that it is prepared to close if Highwire performs its obligations under the Merger Agreement and the debt financing is funded.

The Merger Agreement also provides that either party may specifically enforce the other party’s obligations thereunder, provided that the Issuer may only cause Highwire to consummate the Merger if certain requirements are satisfied, including the availability of the debt financing to be funded.

If the Merger Agreement is terminated by Highwire, in certain circumstances related to a Company Adverse Recommendation Change, or by the Company following a determination by the Issuer Board to accept a Superior Proposal, and the Issuer consummates a Takeover Proposal within six months following the termination of the Merger Agreement, then the Issuer shall pay to Highwire a termination fee of 3% of the aggregate Merger Consideration.

If the Issuer terminates the Merger Agreement because all closing conditions are satisfied and Highwire fails to close within five business days following written confirmation from the Issuer that it is prepared to close, then Highwire shall pay to the Issuer a termination fee of 3% of the aggregate Merger Consideration.

Upon the closing of the Merger, (i) the Issuer will be the surviving entity in the Merger (the “Surviving Corporation”) and be a subsidiary of Highwire; (ii) the Common Stock will be delisted from The Nasdaq Stock Market and deregistered under the Exchange Act; (iii) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement; (iv) the bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name); and (v) the directors and officers of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers of the Surviving Corporation.

Except as set forth in this Schedule 13D and in connection with the Merger described above, no Reporting Person has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Debt Commitment Letter do not purport to be complete and are qualified in their entirety by the full text of the Merger Agreement and the Debt Commitment Letter, copies of which are exhibits to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)

Beneficial ownership of shares of Common Stock is being reported in this Schedule 13D solely because Highwire may be deemed to have beneficial ownership of 4,747,337 shares of Common Stock beneficially owned by the Stockholder as a result of certain provisions contained in the Voting Agreement. Each of Wilson and Hudson, in his capacity as a Managing Partner of Highwire, has the ability to direct the actions of Highwire under and related to the Voting Agreement and therefore may be deemed indirectly to beneficially own such shares of Common Stock. Pursuant to Rule 13d-4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that he or it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership and membership in any group with any person other than the Reporting Persons are hereby expressly disclaimed.

To the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any shares of Common Stock.

(c)

Except as set forth in this Schedule 13D, no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person or, to the knowledge of the Reporting Persons, by any person named in Schedule A.

(d)

To the knowledge of the Reporting Persons, no person other than the Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Voting Agreement and Irrevocable Proxy, dated as of August 30, 2024, by and between Highwire Capital, LLC, and William Bartels.

Exhibit 2	Agreement and Plan of Merger, dated August 30, 2024, by and among Highwire Capital, LLC, Highwire Merger Co. I, Inc. and SPAR Group, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of SPAR Group, Inc., as filed with the SEC on September 3, 2024).

Exhibit 3	Debt Commitment Letter, dated August 22, 2024, by and among Highwire Capital, LLC, Highwire Merger Co. I, Inc. and CAP Services, LLC d/b/a Capital Platform.

Exhibit 4	Joint Filing Agreement Pursuant to Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of September 9, 2024.

/s/ Robert Anthony Wilson
Robert Anthony Wilson

/s/ Benjamin D. Hudson
Benjamin David Hudson

HIGHWIRE CAPITAL, LLC

By:	/s/ Benjamin D. Hudson
Name: Benjamin D. Hudson
Title: Managing Partner and Chief Financial Officer

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

The following tables set forth the name, position and principal occupation of each executive officer and member of the Board of Managers of Highwire Capital, LLC (“Highwire”). Each such person is a citizen of the United States. To Highwire’s knowledge, no such person (a) beneficially owns any shares of Common Stock of the Issuer, (b) has entered into any transactions with respect to shares of such Common Stock within the past 60 days, or (c) during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers of Highwire

Name	Position and Principal Occupation	Business Address
Robert Anthony Wilson	Managing Partner and Chief Executive Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201
Benjamin David Hudson	Managing Partner and Chief Financial Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201
Hank Ross Olken	Chief Operating Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201
Richard Joseph Margolin	Chief Technology Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201
Andrew Neel Donahoe	Chief Investment Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201

Members of Board of Managers of Highwire

Name	Principal Occupation	Business Address
Robert Anthony Wilson	Managing Partner and Chief Executive Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201
Benjamin David Hudson	Managing Partner and Chief Financial Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201
Hank Ross Olken	Chief Operating Officer of Highwire	717 N Harwood, Suite 2400, Dallas, TX 75201
Frank Newman	CEO of PathGuard, Inc.*	15701 Collins Ave., Suite 1901 Sunny Isles Beach, FL 33160

*PathGuard, Inc. is a cybersecurity firm, and its address is 15701 Collins Ave., Suite 1901, Sunny Isles Beach, Florida 33160.